NOVAWEST RESOURCES INC.

82-3822

SUPPL

News Release

For Immediate Release

New Gold Zone Extended - Solarus Gold Project

Vancouver, Wednesday December 1 2004, 11:15 a.m. PST

Novawest Resources Inc. (TSXV - **NVE**; Frankfurt - **NWM**), is pleased to report additional assay results from its diamond drill program on the Solarus Project east of Longlac, Ontario. The company's consultants had recommended additional sampling of KL-04-09.

Additional new sampling has succeeded in expanding the zone to 2.514 grams gold per tonne over 5.90 metres. The additional sampling of the KL-04-09 diamond drill core focused on bracketing the 1.883 grams gold per tonne over 2.1 metres. An individual sample within the section assayed 4.005 grams gold per tonne over 1.30 metres. The rock types are sheared mafic volcanics containing 1-3% streaky pyrite.

This new zone is very exciting due to the fact that its location is about 100 metres east of the previously known gold mineralization. Our consultants have recommended the completion of the compilation and additional diamond drilling to fully evaluate the gold bearing structures.

As reported in the previous press release, diamond drill holes KL-04-08 and KL-04-09 were drilled approximately 100 metres east of the interpreted termination of the Main Zone. The best gold values from these holes were obtained from sheared mafic rocks containing minor to 1% disseminated pyrite proximal to the contact with the dioritic intrusive to the south. Significant gold assays were also obtained from diorite in this area. Hole KL-04-08 returned an assay of 3.107 grams gold per tonne over 0.6 metres from sheared mafic volcanics containing 1% disseminated pyrite and 1.262 grams gold per tonne over 1.0 metres from diorite containing 5-8% disseminated pyrite. Hole KL-04-09 drilled beneath hole RL-04-08 intersected 1.883 grams gold per tonne over 2.1 metres from a moderately sheared mafic volcanics containing 1% disseminated pyrite. This zone was intersected at a vertical depth of 10 metres in hole KL-04-08 and at a vertical depth of 65 metres in hole KL-04-09.

All samples were assayed by Accurassay Laboratories of Thunder Bay, Ontario. Brian Nelson P. Geo., a Qualified Person under NI 43-101, supervised the project and is responsible for the contents of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8




05005225

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

Phone: 604-683-8990 or Toll Free: 1-800-663-8990 Fax: 604-683-8903

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3. Share holdings

As of December 31, 2004

	Number of Shares
Shares outstanding	141,669,000
Treasury shares	11,550,800